Exhibit 99.1

SESA GOA LIMITED

Sesa Ghor, 20 EDC Complex,

Patto, Panjim, Goa - India - 403 001

Tel: + 91 832 2460600

Fax: + 91 832 2460721

www.sesagoa.com

Update on Schemes of Amalgamation and Arrangement

29 August 2013: Sesa Goa Limited (‘Sesa Goa’ or the “Company’) has today allotted equity shares to the Shareholders of Sterlite Industries (India) Limited (‘Sterlite’), The Madras Aluminium Company Limited (‘MALCO’) and Ekaterina Limited (‘Ekaterina’) pursuant to the Schemes of Amalgamation and Arrangement as under:

1.	To the Shareholders of Sterlite: 194,45,43,741 (One Hundred Ninety Four crores Forty Five lacs Forty Three Thousand Seven Hundred and Forty One) equity Shares of Re. 1/- fully paid up, 3 Sesa Goa shares being issued for every 5 existing Sterlite shares;

2.	To the Shareholders of MALCO: 7,87,24,989 (Seven crores Eighty Seven Lacs Twenty Four Thousand Nine Hundred and Eighty Nine) of Re. 1/- each fully paid up, 7 Sesa Goa shares being issued for every 10 existing MALCO shares;

3.	To the Shareholders of Ekaterina: 7,23,04,334 (Seven crores Twenty Three Lacs Four Thousand Three Hundred and Thirty Four) of Re. 1/- each fully paid up, 1 Sesa Goa shares being issued for every 25 existing Ekaterina shares.

Consequent to the aforesaid allotments, the paid up equity share capital of the Company stands increased from Rs. 869,101,423 to Rs. 2,964,674,487.

Sesa Goa will apply to the Bombay Stock Exchange and the National Stock Exchange in India (together, the “Indian Stock Exchanges”) for listing approval for the new Sesa Goa shares and expects to receive the final listing approval within three to four business days. Thereafter, Sesa Goa will apply to the Indian Stock Exchanges for trading approval for the new Sesa Goa shares and expects to receive the trading approval within a further two to three business days. The new Sesa Goa shares are expected to begin trading on the Indian Stock Exchanges on the next business day in India after trading approval is received.

Investor contact:
Ashwin Bajaj	sesa.ir@vedanta.co.in
Senior Vice President - Investor Relations	+91 22 6646 1531

Swapnil Patil	sesa.ir@vedanta.co.in
Associate General Manager - Investor Relations	+91 22 6646 1531

Mohamed Tariq Mujahid	sesa.ir@vedanta.co.in
Associate Manager - Investor Relations	+91 22 6646 1531

Media contact
Sanjeev Verma	sesa.corporatecommunications@vedanta.co.in
Associate Director - Corporate Communications	+91 832 2460 600

About Sesa

Sesa is India’s leading producer and exporter of iron ore in the private sector with operations in the states of Goa and Karnataka in India and a large integrated project site in Liberia, West Africa. Founded in 1954, for about 6 decades, Sesa has been involved in iron ore exploration, mining, beneficiation and exports. Sesa is a part of Vedanta Resources plc, the London-listed FTSE 100 diversified metals and mining major. Sesa also manufactures pig iron and metallurgical coke, with a 0.56 mtpa metallurgical coke plant and a 0.625 mtpa pig iron plant in Goa, and associated two power plants of 30 MW each.

Disclaimer

This press release contains “forward-looking statements” - that is, statements related to future, not past, events and may be interpreted as ‘forward looking statements’ within the meaning of applicable laws and regulations. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Actual results might differ substantially or materially from those expressed or implied. Important developments that could affect the company’s operations include a downtrend in the steel, pig iron & met coke industry - global or domestic or both, significant changes in political, economic, business, competitive or regulatory environment in India or key markets abroad and from numerous other matters of national, regional & global scale including but not limited to natural calamity, tax laws, litigations, Government policies & regulations, fluctuations in interest and or exchange rates of Indian Rupee, etc. Any forward-looking information in this press release has been prepared on the basis of a number of assumptions, which may prove to be incorrect. This press release should not be relied upon as a recommendation or forecast by Sesa Goa Ltd. The views expressed herein may contain information derived from publicly available sources that have not been independently verified; no representation or warranty is made as to the accuracy, completeness or reliability of this information. We do not undertake to update our forward-looking statements.